

SECURITIES AND EXCHANGE COMMISSION
03054815
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Caldwell International Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Robnett Brown LLP
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

For the Year Ended December 31, 2002

TABLE OF CONTENTS

RobnettBrown, LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Board of Directors
Caldwell International Securities Corporation

We have audited the accompanying statements of financial condition of Caldwell International Securities Corporation as of December 31, 2002 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell International Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

RobnettBrown LLP

RobnettBrown, LLP
Austin, Texas

January 7, 2003

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Current Assets		
Cash	$	41,062
Commissions Receivable		1,937
Prepaid Expenses		2,000
		44,999
Restricted Cash		75,533
Computer Equipment		690
Less: Accumulated Depreciation		(6)
		684
Total Assets	$	121,216

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$	738
Income Tax Liability		5,746
Broker Commissions Payable		44,629
		51,113
Shareholders' Equity		
Common Stock - $1 par value, 50,000 shares authorized, 5,000 shares issues and outstanding.		5,000
Additional Paid-In Capital		80,312
Retained Earnings		(15,209)
		70,103
Total Liabilities and Shareholders' Equity	$	121,216

See notes to financial statements.

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002

REVENUES		
Commissions	$	185,725
Interest Income		1,161
		186,886
EXPENSES		
Advertising		2,532
Charitable Contributions		100
Contrat Labor		141,336
Licenses and Fees		17,620
Insurance		486
General and Administrative		5,900
Trading Fees		11,184
		179,158
OTHER EXPENSES		
Depreciation		6
Interest		310
		316
Income Before Income Tax Provision		7,412
Income Tax Provision		5,746
Net Income	$	1,666
EARNINGS PER SHARE		
Basic and Fully Diluted	$	0.33

See notes to financial statements.

Caldwell Internatinoal Securities Corporation
a Corporation of the Commonwealth of the Bahamas

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2002

	Common Stock at Par	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2001	$ 5,000	$ 22,500	$ (16,875)	$ 10,625
Cash Contributions	-	57,812	-	57,812
Net Income	-	-	1,666	1,666
Balance, December 31, 2001	$ 5,000	$ 80,312	$ (15,209)	$ 70,103

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

Cash flows from operating activities	
Net Income	$ 1,666
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6
Increase in accounts receivable	(621)
Increase in prepaid expenses	(2,000)
Increase in accounts payable	738
Increase in accrued liabilities	50,375
Total adjustments	48,498
Net cash provided by operating activities	50,164
Cash flow from investing activities:	
Increases in restricted deposits	(66,706)
Cash payments for the purchase of property	(690)
Net cash used by investing activities	(67,396)
Cash flow from financing activities:	
Proceeds from paid-in capital	57,812
Net cash provided (used) by financing activities	57,812
Net increase (decrease) in cash and equivalents	40,580
Cash and equivalents, beginning of year	482
Cash and equivalents, end of year	$ 41,062
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 310

See notes to financial statements.

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2001and 2000

NOTE 1 – NATURE OF BUSINESS AND ORGANIZATION

Caldwell International Securities Corporation (the "Company"), was incorporated on July 27, 2000 to conduct business in all facets, forms, and privileges afforded a corporation in the Commonwealth of the Bahamas. Currently, the Company is engaged in operations as an introducing broker and dealer in securities under the provisions of the United States of America National Association of Securities Dealers (NASD) and Securities Exchange Commission (SEC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Use of Estimates

These financial statements have been prepared in accordance with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less. Restricted cash is not considered a cash-equivalent.

Property and Equipment

Property and Equipment are recorded at historical cost. Depreciation is computed based on the useful lives of the assets using the straight-line method. Betterments and large repairs that significantly extend the life of assets are capitalized. Repairs, maintenance, and small expenditures are expensed as incurred. Property sold, retired, or otherwise disposed of during the year is removed from the accounts and any gains or losses recognized. Computers and Equipment are depreciated of the useful life of 10 years by the straight-line method.

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2001and 2000

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Organizational Costs and Start-Up Expenditures

Organization costs of $1,250 and start-up costs of $3,487 related to the formation of the Company were expensed when incurred per SOP 98-5 during the year ended December 31, 2000.

Commission Income

Commission income is recognized from securities trades as it is earned.

Advertising Expenditures

Advertising expenditures are expensed as incurred.

Economic Concentrations

The Company is generating its revenues from parties initiating trade through the Company. The frequency of these trades is dependant on the securities markets in which the Company's clientele participate. Changes in theses securities markets may influence the frequency of the Company's activities with respect to these operations.

The Company transacts business with two individuals, which make up more than 10% of the total annual revenues. Accordingly, significant risk associated with maintaining these accounts exists and if these accounts were to stop producing revenues, the Companies revenues may be materially affected.

NOTE 3 – RESTRICTED DEPOSITS

The Company maintains funds in a restricted deposit in an amount required by the clearing agent to cover trading deficits as they may occur. Funds in this account amount to $75,533 at December 31, 2002.

NOTE 4 – INCOME TAXES

The Company accounts for income taxes in accordance with Statements of Accounting Standards No. 109 Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future-

NOTE 4 – INCOME TAXES (CONTINUED)

based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has taxable net income, before net operating loss carry-forwards, for the United States federal income tax purposes of $51,077 for the year ended December 31, 2002. A prior year net operating loss carry-forward of ($12,770) was utilized to offset taxable income in the current year to net $38,307 of taxable income. An income tax liability of ($5,476) was accrued for United States federal income tax using a marginal tax rate of 15%. There are no operating loss carry-forwards remaining to offset future taxable income at December 31, 2002. There are no income taxes for corporations in the Commonwealth of the Bahamas.

At December 31, 2001, the valuation allowance for the deferred tax asset was $12,770. During the year ended December 31, 2002, the Company utilized all the net operating loss carry forwards created in prior years. The valuation allowance for the deferred tax assets was reduced to zero during the year ended December 31, 2002.

A reconciliation of book and tax net income is as follows:

Net Income, Book	$	1,666
Add: Federal Income Tax Liability		5,746
Reverse Accrual of Commissions Payable		44,629
Less: Depreciation and Amortization Differences		(964)
Net Income, Tax	$	51,077

NOTE 4– COMMITMENTS AND CONTINGENCIES

The Company maintains relationships with independent brokers who participate under the Company's name. These brokers initiate trades, which generate commissions. In return for their services, the brokers are paid a commission, which is a mutually agreed upon percentage of the commissions generated for the Company. Commissions of $ 96,707 were paid to the independent brokers during the, and $44,629 of commissions payable were accrued at, the year ended December 31, 2002.

RobnettBrown, LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Internal Control

To the Board of Directors
Caldwell International Securities Corporation

In planning and performing our audit of the financial statements and supplementary schedules of Caldwell International Securities Corporation (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures, as referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. In our consideration of internal control and during our fieldwork to audit the financial statements, we noted matters considered a material weakness in internal control described as follows:

Weakness

The client's procedures for accruing receivables and liabilities were inadequate to provide reasonable assurance that all accrued receivables and liabilities would be included in the financial statements as required by the accrual basis of accounting. This would affect the reliability of the periodically prepared financial statements and computation of net capital under rule 15c3-1 of the Securities and Exchange Commission. Material adjustments were made to the financial statements to accrue receivables and liabilities that existed at December 31, 2002.

Corrective Action

In response to the previously mentioned deficiency in internal control, the client has engaged a professional bookkeeper, independent from our firm, to compile the financial statements on the accrual basis of accounting.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. With exception to the previously mentioned deficiencies in internal control, and based on our understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

RobnettBrown LLP

RobnettBrown, LLP
Austin, Texas

January 7, 2003

SUPPLEMENTAL SCHEDULES

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Net capital

Total stockholder's equity	$ 70,103
Less stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net captital	70,103
Deductions and or charges:	
Fixed and Prepaid Assets	(2,684)
Net capital	$ 67,419
Aggregate indebtedness	$ 51,113
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 62,419
Excess net capital at 1,500 percent	$ 59,752
Excess net capital at 1,000 percent	$ 62,308
Ratio: Aggregate indebtedness to net capital	1 to 1.32

Reconciliation with company's computation included in Part II of Form X-17A-5 as of December 31, 2001

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 126,670
Net effects of audit adjustments:	
Accrual of commission revenues receivable.	1,937
Adjustment of expense accrual to prepaid expense.	2,000
Organizational and Start-Up costs written off in prior year, net of accumulated amortization.	(2,497)
Accrual of accounts payable, income tax liability, and commission payable.	(51,113)
To reverse capital contributions	(6,894)
Net capital per audit	$ 70,103

See accountant's report.

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE COMMISSION

December 31, 2002

Statement:

Caldwell International Securities Corporation is expempt from the provisions of Rule 15c 3-3 due to the fact all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See accountant's report.

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE COMMISSION

December 31, 2002

Statement:

Caldwell International Securities Corporation is expempt from the provisions of Rule 15c 3-3 due to the fact all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See accountant's report.